Room 4561
      March 30, 2006


David R. Wells
Vice President, Finance
Powerhouse Technologies Group, Inc.
555 Twin Dolphin Drive
Suite 650
Redwood City, California 94065
(650) 232-2600

Re: 	Powerhouse Technologies Group, Inc.
      Form 10-KSB/A for the fiscal year ended March 31, 2005
      Filed on December 21, 2005
      Form 10-Q for the quarter ended September 30, 2005
      Filed on December 14, 2005
      Form 8-K filed on March 21, 2006
      File No. 333-5278-NY


Dear Mr. Wells:

      We have reviewed the above referenced filings and response letters dated March 13, 2006 and February 28, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A filed on December 21, 2005
Notes to the Consolidated Financial Statements

Note 3. Acquisition of First Person Software, Inc., page F-13
1. We note your response to prior comment No. 1, which indicates that the additional $298,700 allocated to the intangible asset represents legal fees incurred in direct connection with the acquisition. We also note from your disclosures that upon the completion of certain milestones that the intangible asset was increased by $196,315. Tell us how you considered the guidance in paragraph 35 of SFAS 141, which indicates that the cost of an acquired entity should be allocated to the assets and liabilities assumed based on the estimated fair value. Explain why you do not believe that a portion of the cost should be allocated to goodwill, and tell us how you determined the estimated fair value of the intangible assets.


Note 8. Stockholders` Equity, page F-19
2. We note your response to prior comment No. 3, which appears to indicate that there is no possibility that the placement agents would entitled to penalties since there was no cash consideration was paid for the warrants as discussed in the liquidating damages section of the registration rights agreement. Notwithstanding the fact that no cash was exchanged for the warrants, since the warrant holders have the same registration rights as the other investors, these warrants should be analyzed under EITF 00-19 to determine whether these warrants would be classified as stockholders` equity or as liabilities. Your response should address paragraph 17 of EITF 00-
19. Since it appears that you are applying View A of EITF 05-4, indicate how your accounting complies with that view. Ensure that your disclosures clearly indicate that your accounting policy for registration rights follows View A.


Form 10-Q for the nine-months ending September 30, 2005

Software Technology Assets, Page 8
3. We note your response to prior comment No. 4.  In future
filings
revise your critical accounting policy disclosure to clearly indicate
the type and nature of assumptions used to evaluate the recoverability the asset. It appears that the primary assumptions and estimates are expected cash flows (i.e., net realizable value).
That is, you should disclose how you arrived at the estimates, how accurate the assumptions have been and whether the assumptions are reasonably likely to change in the future. See SEC Release 33-8350
Section V.


Note 7 Equity Transactions, Page 11
4. We note your response to prior comment No. 5, that states that you
concluded that the Registration Rights Agreement and the related documents were not a derivative. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to
Issue No. 00-19.   The EITF has not reached a consensus on this
issue
and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF
05-4
and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to classify the warrant as
a
liability.  In this regard, it appears that you are applying View
A.
5. We note your response to prior comment No. 5, which indicates that
the Company is the process of amending its registration rights agreement to eliminate any possibility of cash payments as a penalty
and eliminate the cash redemption language.   In this regard, the
amended registration statement now appears to allow the Company the
option, in its sole discretion, to pay any liquidated damages amount
with additional shares of Common Stock, with the price of each such
additional share of Common Stock to be deemed equal to average closing price per share of the Company`s Common Stock as quoted on the OTCBB for each such 30 business day period, or portion thereof.
If the company is following View A of EITF 05-04, the EITF 00-19 model (for contracts in their scope) assumes the company will settle in shares when it is their option and the settlement alternatives are
equivalent.   Since share settlement is assumed and the penalty is
payable in a variable number of shares, the condition in paragraph
19
of EITF 00-19 will not be satisfied and the warrant should be classified as a liability. Further, you must also re-assess all convertible instruments and warrants under this paragraph since this will result in you not having sufficient authorized shares for those instruments as well. The result will be that all the convertible instruments with embedded derivatives and outstanding warrants will be within the scope of SFAS 133 and subject to fair value accounting as a liability. Provide us with your analysis of how you considered the guidance in SFAS 133 and EITF 00-19.
6. We also note from your response to prior comment No. 5 that you are in the process of the amending the registration rights agreements to delete the last sentence in Section 2(c)(i). Tell us how you considered the guidance paragraph 12 of EITF 00-19, that states that
"any provision that could require net-cash settlement cannot be accounted for as equity (that is, liability classification would be required)". In this regard, since the registration rights agreement contains redemption features that allow holders of the Senior A Units the right to put the stock and warrant back to the Company for full redemption value, all warrants and conversion options should be classified as liabilities. See page F-19 on your Form 10-KSB/A filed on December 21, 2005. Additionally, identify all securities that have registration rights that contain this redemption feature. Form 8-K filed on March 21, 2006

7. We note that on March 17, 2006, the Company completed a private placement with certain investors for 12,421,875 shares of common stock and warrants to purchase a total of 6,210,937 shares of the common stock. We further note from the registration rights agreements dated March 10, 2006 that you are required to pay liquidated damages
in the event that a registration statement filed does not become effective within a certain number of days after the execution date of these agreements and are required to keep the registration
statement
effective until certain conditions have been met. We further note that if the holders are no longer entitled to receive payments as a result of the 30% limitation on liquidated damages that the
holders
have the right to sell all (but not less than all) of their registrable securities to the Company for a cash purchase price equal to the aggregate purchase price paid by the holder. Tell us how you
plan to classify and account for the common stock and warrants.
Your
response should address how you considered the guidance in SFAS
133
and EITF 00-19 for classification of the warrants (paragraph 12 of EITF 00-19) and EITF Topic D-98 for classification of the shares of
common stock.   Refer to Section II B 1 of the Current Accounting
and
Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin /acctdis 120105.pdf , for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITF
00-19.

*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479 or myself at (202) 551-3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief

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David R. Wells
Powerhouse Technologies Group, Inc.
March 30, 2006
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